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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                             CONTROL DEVICES, INC.

                           (Name of Subject Company)

                             CONTROL DEVICES, INC.

                       (Name of Person Filing Statement)

                          COMMON SHARES, NO PAR VALUE
                         (Title of Class of Securities)

                            ------------------------

                                  21238C 10 3

                     (CUSIP Number of Class of Securities)

                            ------------------------

                               BRUCE D. ATKINSON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             CONTROL DEVICES, INC.
                               228 NORTHEAST ROAD
                             STANDISH, MAINE 04084
                                  207-642-4535

   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing the Statement)

                            ------------------------

                                   COPIES TO:

                                JAMES A. STRAIN
                              SOMMER & BARNARD, PC
                              4000 BANK ONE TOWER
                          INDIANAPOLIS, INDIANA 46204
                                  317-630-4000

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    This Amendment No. 1 to Schedule 14D-9 is being filed to include the press release dated March 11, 1999 by First Technology PLC as Exhibit 99.8 to the Schedule.
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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

    **99.1 Agreement and Plan of Merger dated as of February 22, 1999 by and among Parent, Purchaser and the Company.

    **99.2  Offer to Purchase dated February 26, 1999.

    **99.3 Confidentiality Agreement dated June 4, 1998 by and between Parent and the Company.

    **99.4 Joint Press Release issued by Parent and the Company on February 23, 1999.

    **99.5  Opinion of Cleary Gull & Reiland Inc. dated February 22, 1999.*

    **99.6  Letter to the Shareholders dated February 26, 1999.*

    **99.7 Reference is made to the information under the captions "Compensation of Directors," "Security Ownership of Management," "Compensation of Executive Officers," and
            "Atkinson/Wood/Hauser-Kauffmann Termination Benefits Agreements." which are included in Schedule I hereto.

      99.8  Press Release issued by Parent on March 11, 1999.

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 *  Included in copies of the Schedule 14D-9 mailed to shareholders.

**  Previously filed.

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                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 11, 1999

                                          CONTROL DEVICES, INC.

                                          /S/ BRUCE D. ATKINSON
                 ---------------------------------------------------------------

                                          Name: Bruce D. Atkinson
                                          Title:  President and Chief
                                                Executive Officer

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